AGREEMENT

     THIS AGREEMENT is made by between thatlook.com, Inc., a business
corporation   organized under the laws of the state of Nevada with its
principal offices located at 5003 Route 611, Stroudsburg, Pennsylvania 18360 ("Client"), and Sivla, Inc., a business corporation organized under the laws of the state of California with its principal offices located at
1006 4th Street   Top Floor, Sacramento, California 95814  ("Sivla").

     WHEREAS Client is a publicly traded company (OTC:BB THAT) offering elective cosmetic surgery financing across the United States; and

     WHEREAS Sivla is in, among others things, the business of buying, placing and brokering advertising media.

     NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties agree as follows:

Section 1.     Nature of Agreement.     Client engages Sivla and Sivla agrees
to act as a marketing consultant to and a media buyer (as this term is normally used in the advertising trade) on behalf of Client to purchase media advertising throughout the United States and Canada in exchange for certain shares of the common stock of Client.

Section 2.     Definitions.   For the purposes of this agreement, the
following terms, as used in this Agreement, are understood to have the meanings stated herein:

     a.   Media Advertising   Media Advertising shall consist of any
     combination of television, billboard, radio, print, Internet or other advertising. Media Advertising, as defined herein, is subject to availability, through Sivla's normal means of procurement, at time of advertising placement.

     b.   Rate Card   Rate Card refers to the maximum published rate for a
     given Media advertising product (also referred to as the published rate card). In this case, the term "a given Media advertising product" includes, but is not limited, to the length, time, size, time of placement, time of running or time of airing of such advertising as shall govern its maximum published rate.

Section 3.     Effective Date.     The Effective Date of this Agreement shall
be July 7th, 2000 regardless of the date this Agreement becomes fully executed by the parties hereto.

Section 4.     Purpose of Agreement.     As stated above, Client engages Sivla
and Sivla agrees to be engaged by Client as a marketing consultant and to purchase on behalf of Client media advertising throughout the United States and Canada in exchange for certain shares of the common stock of Client. This Section of the Agreement sets forth the terms governing the procurement of various media advertising by Sivla for Client in exchange for the issuance of the common stock of Client.

     a.   Agreement Amount.   The parties hereto agree that it is their
     intention for Sivla to purchase on behalf of Client thirty million ($30,000,000) dollars of Media Advertising as defined and valued herein according to standard Rate Card (Section 2.b.).

     b.   Term of Agreement.   The parties hereto anticipate Sivla will
     purchase said Media Advertising on behalf of Client over the course of three (3) years from the Effective Date of this Agreement.

     c.   Marketing Consulting Services.   Sivla shall recommend Media
     Advertising to Client by submitting a written description of the Media Advertising, which includes: demographic information on the recommended advertising, a Rate Card (as defined hereinabove) and the cost of the proposed media advertising. Media advertising shall be deemed approved if not rejected by Client within three (3) business days from Client's receipt of Sivla's recommendation.


     d.   Pricing of Advertising.     The parties hereto agree that certain
     media outlets may not publish a Rate Card. In the event that a given media outlet does not publish a Rate Card, Sivla shall submit a pricing letter to Client on such media outlet's recommendation.

     e. Delivery of Shares. Within fifteen (15) days of the filing date of the Form S-8 registration, as defined in Section 4.f. below, Client shall cause seven hundred fifty thousand (750,000) shares of registered common stock to be delivered to Sivla, or its designee, (see
     Section 4(h), below) in payment for the marketing consulting and media buying services contracted for herein.

     f.   Registration Rights & Restrictions.    Within seven (7) days of
     the Effective Date, Client agrees to instruct its securities counsel to commence preparing and filing a Form S-8 with the Securities Exchange Commission to register the aforementioned 750,000 shares to be transferred to Sivla. Sivla agrees to provide Client's securities counsel such representations and warranties as said counsel may reasonably request in order to complete the filing of said Form S-8 on behalf of the aforementioned 750,000 shares. Sivla agrees not to oppose any sale of Client wherein Client shall receive at least three ($3.00) dollars per share in United States currency, or an equivalent value in registered common stock of a NASDAQ, American Stock Exchange or New York Stock Exchange listed company, for each thatlook.com share then issued and outstanding.

     g. Verification of Advertising. Sivla shall provide Client with a timely verification that Media advertising purchased on behalf of Client has run. In the event that any approved advertising does not run, it will be the obligation of Sivla to purchase on behalf of Client replacement advertising of equal value.

Section 5.     Defaults.

     a.   Client's Default.   Any default by Client in the payment of any
     amount when due under this agreement, or any extension hereof, or any failure by Client to fulfill any other provisions of this Agreement shall entitle Sivla, at its sole option, to terminate this Agreement upon ten (10) days notice in accordance with Section 9, below, and notwithstanding any provision hereof to the contrary, Client shall remain liable to Sivla for all loss or damage sustained by Sivla by reason of any such failure or default.

     b. Sivla's Default. Any default by Sivla in the purchasing of media on behalf of Client, or any failure by Sivla to fulfill any other provisions of this Agreement shall entitle Client, at its sole option, to terminate this Agreement upon ten (10) days notice in accordance with
     Section 9, below. Notwithstanding any provision hereof to the contrary, Sivla shall be obligated in the event of such termination to return all shares issued to it or its designees for which Advertising Media have not been booked hereunder and subject to verification under Section 4.g. hereof.

Section 6.     Lack of Representations by Sivla.     Client's execution of
this Agreement indicates its acknowledgement that Sivla has made no representations, express or implied, regarding the ultimate success or failure of the Media advertising to be recommended by Sivla or to be purchased on behalf of Client by Sivla pursuant to this Agreement.

Section 7.     Noncompetition & Noncircumvention.    Both parties to this
Agreement agree that each will refrain, directly or indirectly from utilizing information gained from the other party in any way other than as contemplated hereunder. Further, neither party will circumvent the other party by attempting to take advantage of research and development performed by either party. The parties realize that this noncompete/noncircumvention provision is an essential and material part of this agreement. At the termination of this Agreement or any renewals or extensions hereof, each party shall return to the other any and all confidential information received pursuant hereto.

Section 8. Reciprocal Indemnification.

     a. Client's Indemnification. Client shall protect, defend, indemnify and hold harmless Sivla and its officers, directors, employees, successors and assigns from and against any losses, damages (including, without limitation, consequential damages and penalties) and expenses (including, without limitation, reasonable counsel fees, costs and expenses incurred in investigating and defending against the assertion of such liabilities) which may be sustained, suffered or incurred by Sivla and its officers, directors, employees, successors and assigns which are related to any breach by Client of its representations and warranties, or of its covenants, in this Agreement. Further, Client specifically agrees to protect, defend, indemnify and hold harmless Sivla from and against any losses, damages and expenses incurred defending against a shareholder derivative action initiated by shareholders of Client.

     b. Sivla's Indemnification. Sivla shall protect, defend, indemnify and hold harmless Client, and its officers, directors, employees, successors and assigns from and against any losses, damages (including, without limitation, consequential damages and penalties) and expenses (including, without limitation, reasonable counsel fees, costs and expenses incurred in investigating and defending against the assertion of such liabilities) which may be sustained, suffered or incurred by Client and its officers, directors, employees, successors and assigns which are related to any breach by Sivla of its representations and warranties, or of its covenants, in this Agreement.

Section 9. Notices. All necessary notices or correspondence required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given when hand delivered or when mailed postage prepaid by first class certified mail, return receipt requested:

If to Client:

          thatlook.com, Inc.
          5003 Route 611
          Stroudsburg, Pennsylavania 18360

With a copy :  ________________________________
               ________________________________
               ________________________________
               ________________________________

If to Sivla:

          Sivla, Inc.
          1006 4th Street   Top Floor
          Sacramento, California 95814

With a copy:   William McNeir Richmond, Esq.
               William McNeir Richmond, P.C.
               7 Dawson Street
               P.O. Box #889
               Milton, New Hampshire 03851-0889

Section 10. Public Announcements. Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party.

Section 11. Attorney's Fees. If either party hereto shall breach any of the terms hereof, such party shall pay to the non-defaulting party all of the non-defaulting party's costs and expenses, including attorneys' fees, incurred by such party in enforcing the terms of this Agreement.

Section 12. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement shall be construed to create any rights in third parties as third party beneficiaries or otherwise. This Agreement shall not be assigned to any party without the prior written consent of the other party, but no such assignment shall relieve the assigning party of its obligations.

Section 13.    Force Majeure.   Whenever a period of time is herein prescribed
for the taking of any action by either party hereto, such party shall not be liable or responsible for any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws and regulations or any other cause whatsoever beyond the control of such party.

Section 14. Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived, provided that any amendment or waiver will be binding on Client only if such amendment or waiver is set forth in a writing executed by Client, and provided that any amendment or waiver will be binding upon Sivla only if such amendment or waiver is set forth in a writing executed by Sivla. The waiver of any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

Section 15. Construction & Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania as if the Agreement were fully executed and performed under the laws of the Commonwealth of Pennsylvania so that the principles of conflicts of laws would not apply.

Section 16. Severability. Should any provision of this Agreement be determined to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision shall be amended by the parties hereto so as to make it valid, legal and enforceable but keeping it as close to its original meaning as possible. The invalidity, illegality or unenforceability of any provision shall not affect in any manner the other provisions herein contained, which remain in full force and effect.

Section 17. Grammatical Usage. Throughout this Agreement, reference to the neuter gender shall be deemed to include the masculine and feminine, the singular the plural and the plural the singular, as indicated by the context in which used.

Section 18. Headings; Context. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

Section 19. Counterparts. This Agreement may be executed in numerous counterparts, all of which shall be considered one and the same agreement. For purposes of this Agreement only, facsimile signatures shall be considered original signatures.

Section 20. Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter of this Agreement and supersede all prior agreements, representations and warranties of the parties as to the subject matter of this Agreement.

BY CAUSING THIS AGREEMENT TO BE EXECUTED HERE BELOW, THE PARTIES ACKNOWLEDGE THAT THEY HAVE READ THIS AGREEMENT, UNDERSTAND IT, AND AGREE TO BE BOUND BY ITS TERMS AND CONDITIONS.

     IN WITNESS WHEREOF, Sivla and Client have executed this Agreement in multiple duplicate originals.

AGREED TO & ACCEPTED BY:             AGREED TO & ACCEPTED BY:

SIVLA, INC.                          THATLOOK.COM, INC.

By: /s/ Norman F. Alvis Date 6/28/00  By: /s/ Gerard A. Powell Date 6-28-2000
    -------------------      -------      --------------------      ---------

    Norman F. Alvis, its President      Gerard A, Powell, its President
    and not individually                  and not individually

------------------------------------      /s/ Karen Morris
                                          ----------------
Witness                            Witness
State of California                Commonwealth  of  Pennsylvania
County of Sacramento, SS.          Monroe, SS.

June 28, 2000                      June 28, 2000
Norman F. Alvis personally appeared     Gerard A. Powell personally appeared
before me and acknowledged his execution     before me and acknowledged his
execution of the foregoing instrument   execution of the foregoing instrument
to be the free act                        to be the free act
and deed of  Sivla, Inc.           and deed of thatlook.com, Inc.

Before me,                              Before me,

/s/ Jacqueline H. Vacher                  /s/ Christina Cook
------------------------                  ------------------
Notary Public                             Notary Public
My commission expires:   5-10-2003        My Commission expires: Oct 2., 2000